UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-32135

SEABRIDGE GOLD INC.
(Name of registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc. (Registrant)

Date: April 27, 2026	By:	/s/ Gregory Martin
Name: Gregory Martin
Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Letter of Transmittal
99.2	Proxy Circular
99.3	Form of Proxy
99.4	Technical Report
99.5	Voting Instruction Form
99.6	Consents

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